April 25, 2025

Christopher Nicoll
Chief Executive Officer
Thunder Power Holdings, Inc.
221 W 9th St #848
Wilmington, Delaware 19801

       Re: Thunder Power Holdings, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed April 14, 2025
           File No. 001-41424
Dear Christopher Nicoll:

       We have conducted a limited review of your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
20, 2025 letter.

Revised Preliminary Proxy Statement on Schedule 14A filed April 14, 2025
General

1. We note from your response to our prior comment 2 that you have included financial statements of Electric Power Technology Limited that are audited in accordance with
       US GAAS. Please note that the audit of the financial statements for both years ended
       December 31, 2024 and 2023 must be audited in accordance with US GAAS. If the auditor has not already done so, please have it perform the audit of the year ended
       December 31, 2023 in accordance with US GAAS and revise its report to state that it audited both years in accordance with US GAAS.
2. We note from your response to our prior comment 3 that you are working with the
       TW Company to update the financial statements under IFRS issued by IASB. Please explain to us the meaning of this statement and if the financial statements included in the filing are not in prepared in accordance with IFRS as issued by the IASB, please tell us when you expect that you will revise them to be compliant. Additionally,
 April 25, 2025
Page 2

       please note that the audit report and the notes to the financial statements should be revised to disclose that the financial statements were prepared under IFRS as issued by the IASB once that is true.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at
202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Elizabeth Fei Chen, Esq.